UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 24 July 2024

Financial results at 30 June 2024

Lead the Future strategic plan delivers a strong performance

•  Major achievements on the four strategic pillars midway through Lead the Future

•  Accelerated EBITDAaL growth in the second quarter

•  Strong cash flow generation in the first half

•  Confirmation of full-year 2024 guidance

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	9,989	0.9%	1.6%	19,839	1.5%	2.5%
EBITDAaL	3,106	2.6%	3.3%	5,511	2.5%	3.7%
Operating Income				2,032	8.4%	(1.4)%
Consolidated net income				1,092		0.4%
o/w Consolidated net income of continuing operations				884		(16.3)%
o/w Consolidated net income of discontinued operations (Spain)				209		ns
Net income attributable to owners of the parent company				824		(6.0)%
eCAPEX (excluding licenses)	1,537	2.2%	(7.5)%	3,087	2.3%	(2.1)%
o/w excluding Spain	1,537	2.2%	3.6%	2,921	2.6%	4.0%
o/w Spain	-	-	-	166	(2.1)%	(52.2)%
EBITDAaL - eCAPEX excluding Spain	1,569	3.0%	3.0%	2,590	2.4%	3.4%
Organic cash flow (telecom activities)				1,437		(2.7)%
o/w excluding Spain				1,551		17.4%
Free cash flow all-in (telecom activities)				1,138		(1.1)%
o/w excluding Spain				1,255		21.1%
Earnings per share (EPS) in euro				0.28		(7.1)%

Commenting on these results, Christel Heydemann, the Orange group’s Chief Executive Officer, said:

"Orange has had a very good first half with solid results that allow us to confirm the Group’s guidance. These results, which notably include a sharp increase in cash flow, continue to be driven by the remarkable performance of Africa & Middle East and the solid improvement of EBITDAaL in Europe, including in France where EBITDAaL stabilized in this first half.

This once again demonstrates our ability to execute the Lead the Future strategic plan in a constantly evolving market.

In France, our position as market leader, particularly in the high-end segment, and the excellent quality of our network and service enable us to maintain a disciplined pricing policy. We continue to launch distinctive and innovative offerings, such as the new "Orange Cybersecure" B2C cybersecurity solution, which draws on the recognized expertise of our subsidiary, Orange Cyberdefense.

In Spain, the MASORANGE teams are fully operational and are starting to deliver the initial synergies. Today, MASORANGE announces the signing of a non-binding agreement with Vodafone Spain to create a FiberCo, which would allow us to capitalize on our infrastructure.

I would sincerely like to thank all Orange colleagues for their dedication and performance during this first half. We will continue to demonstrate our know-how throughout the coming weeks of the Paris 2024 Olympic and Paralympic Games. Orange is here to connect athletes, organizers, spectators and viewers from all around the world."

Orange group revenues rose 0.9% compared with the second quarter of 2023 [1] (+85 million euros) thanks to growth in retail services (+2.4% or +182 million euros) and a smaller decline in wholesale services (-7.9% or -128 million euros), mainly related to higher unbundling and civil engineering rates in France in the first quarter.

  Africa & Middle East is the main contributor to this growth, with revenues rising strongly (+10.3% or +177 million euros), driven by a robust performance in voice as well as double-digit increases in its four growth engines (+17.9% in mobile data, +19.2% in fixed broadband, +18.9% for Orange Money and +14.5% in B2B across all activities).
  Revenues in France increased +0.3% (+14 million euros) thanks to the growth in retail services excluding PSTN [2] (+2.5%), in line with the Lead the Future growth target of between 2.0% and 4.0%, and a smaller decline in wholesale (-5.7%).
  Europe declined (-2.2% or -38 million euros) due to a reduction in low-margin activities, partially offset by growth of convergent services (+7.1%).
  The slight decrease in Orange Business revenues (-1.4% or -27 million euros) was again due to the decline in Fixed-only revenues (-7.9% or -65 million euros), partially offset by growth in IT and Integration services revenues (+4.6% or +43 million euros), led by Orange Cyberdefense (+10.6%).
  In terms of commercial performance, the Group maintained its leadership position in convergence in Europe (including France), with a total of 9.1 million convergent customers (+1.4%), as well as its commercial momentum in mobile contracts and very high-speed fixed broadband accesses. Mobile services had 245.9 million accesses worldwide (+7.3%) including 91.1 million contracts (+10.9%). Fixed services had 38.9 million accesses worldwide (declining -3.3%) of which 13.7 million were very high-speed broadband accesses, an area that continued to show strong growth (+14.0%). Fixed narrowband accesses continued their decline (-12.8%).

The growth in EBITDAaL demonstrates the Group’s ability to implement its value strategy.

Group EBITDAaL was up 2.6% in the second quarter. In the first half of 2024, it reached 5,511 million euros (+2.5%), in line with the target of slight growth in 2024. This growth was driven by the remarkable performance of Africa & Middle East (+14.7%), by a solid performance in Europe (+4.0%) and by France (+0.3%). These more than offset the decline of Orange Business (-11.3%), which recorded an improvement compared with the first half of 2023 (+5.4 points). EBITDAaL from telecom activities grew to 5,573 million euros (+2.4%).

Group operating income in the first half of 2024 was 2,032 million euros, up 8.4% due to the increase in EBITDAaL.

Consolidated net income in the first half of 2024 was stable at 1,092 million euros (+4 million euros on a historical basis). The decrease of -172 million euros in net income from continuing operations was offset by an increase of +176 million euros in net income from discontinued operations. The contribution to net income for the first half 2024 from Spanish activities was 3 million euros [3].

Net income attributable to owners of the parent company was 824 million euros. Earnings per share, Group share (EPS) was 0.28 euros, compared with 0.30 euros in the first half of 2023.

In the first half of 2024, eCAPEX rose +2.6% to 2,921 million euros excluding Spain, in particular to support growth in Africa & Middle East. eCAPEX for telecom activities as a percentage of revenues was 14.7%, in line with the objective of around 15% in 2024. The number of households connectable to FTTH reached 57.6 million excluding Spain (+11.6%), and the FTTH customer base was 12.6 million (+14.8%).

Organic cash flow from telecom activities excluding Spain reached 1,551 million euros at 30 June 2024, in line with the target of at least 3.3 billion euros by the end of 2024. The significant improvement in cash flow generation of 17.4% year on year (+230 million euros) is mainly due to the improvement of the indicator "EBITDAaL - eCAPEX" (+64 million euros on a historical basis) and the decrease in income tax expense payments (+134 million euros).

Free cash flow all-in from telecom activities excluding Spain was 1,255 million euros, up more than 21% year on year.

Net debt fell 3,991 million euros compared with 31 December 2023, mainly due to the 4 461 million euros of proceeds received as part of the creation of the MASORANGE joint venture in Spain. The ratio of net financial debt to EBITDAaL from telecom activities fell to 1.90x at 30 June 2024, still in line with the target of approximately 2x over the medium term. The liquidity position of telecom activities of 17,391 million euros is solid and the average cost of gross debt is 2.96%.

Financial objectives

The Group can therefore confirm its financial targets for 2024 [4]:

• Low single-digit growth in EBITDAaL

• Discipline on eCAPEX

• Organic cash flow from telecom activities of at least 3.3 billion euros

• A ratio of net debt/EBITDAaL from telecom activities unchanged at about 2x in the medium term

• On 5 December 2024, Orange will pay an interim dividend in cash of 0.30 euros per share for 2024. Payment of a dividend of 0.75 euros per share in respect of the 2024 fiscal year will be proposed to the Shareholders’ Meeting in 2025.

Orange’s sustainability commitments

In the first half of 2024, Orange continued to make progress on its commitments.

The scores currently awarded by ESG rating agencies are positive: MSCI: A; Sustainalytics: low risk; ISS: Prime B-; CDP: A-.

The SBTi has validated Orange’s greenhouse gas emission reduction targets for the medium term (2030) and long term (2040).

Orange has already exceeded its goal of reducing its scope 1 and 2 CO2 emissions. This year, it launched a program with its key suppliers with the aim of jointly developing a long-term pathway toward Net Zero Carbon.

In June, Orange launched cybersecurity solutions in France in the B2C market.

The number of people who have benefited from free digital training since 2021 has reached 2.2 million, in line with the target.

Orange has published its Human Rights Policy, with commitments to promote digital citizenship, campaign for respecting privacy and freedom of expression, promote non-discrimination and equal opportunities, guarantee decent working conditions and do business with complete confidence, while mitigating the environmental impacts of its activities.

Changes in the asset portfolio

Launch of MASORANGE in Spain

MASORANGE, the 50:50 joint venture of Orange and MASMOVIL, was created on 26 March 2024 combining their activities in Spain. The Group’s Spanish operations are deemed to be discontinued under IFRS 5 until the closing of the transaction and are subsequently consolidated using the equity method in the Group’s accounts. The historical data has been restated.

In the first three months, MASORANGE has delivered synergies which are expected to reach 100 million euros in 2024, with an estimated total potential of at least 500 million euros from the fourth year following the closing of the transaction. In addition, today MASORANGE and Vodafone Spain announce the signing of a non-binding agreement to create a shared FTTH network FiberCo which would cover about 11.5 million premises in Spain including around 4 million customers.

Transactions between shareholders with no impact on the nature of the control exercised:

Merger of Orange Romania Communications into Orange Romania

In December 2023, an agreement was signed with the Romanian government setting out the key principles of the merger of Orange Romania Communications (jointly owned by Orange Romania with a 54% stake and the Romanian government with a 46% stake) with Orange Romania.

The merger between the two companies, through the absorption of Orange Romania Communications into Orange Romania, was completed in early June 2024. On completion of the transaction, the Romanian government held 20% of Orange Romania. The merger will enable Orange to implement its convergent operator strategy in Romania.

Conversion of Nethys’ stake in VOO into Orange Belgium shares

As part of Orange Belgium’s acquisition of telecommunication operator VOO in Belgium in June 2023, Nethys had the option of converting its minority interest in VOO (25% plus one share) into Orange Belgium shares by June 2025. At the end of 2023, the Board of Directors of Nethys announced its intention to convert its stake into Orange Belgium shares.

In May 2024, the Shareholders’ Meeting of Orange Belgium approved Nethys taking an 11% stake in Orange Belgium. The capital increase was carried out through the contribution in kind of all VOO shares held by Nethys. On completion of the transaction, Orange held 69.6% of the share capital of Orange Belgium. Nethys has a put option granted by Orange on its stake in Orange Belgium exercisable until March 2026.

________________________________________________________________________________

The Board of Directors of Orange SA met on 23 July 2024 and reviewed the summary Condensed Consolidated Financial Statements and management report at 30 June 2024. In accordance with auditing standards, the Group's statutory auditors performed a limited review of the interim consolidated financial statements and verified the information presented in the interim management report.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/finance/investors/consolidated-results.

Review by operating segment

France

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	4,396	0.3%	0.3%	8,736	0.6%	0.5%
Retail services (B2C+B2B)	2,824	1.3%	1.3%	5,618	1.5%	1.4%
Convergence	1,313	4.9%	4.7%	2,601	4.6%	4.3%
Mobile-only	591	(1.6)%	(1.3)%	1,176	(0.7)%	(0.5)%
Fixed-only	920	(1.6)%	(1.6)%	1,842	(1.3)%	(1.3)%
Wholesale	1,091	(5.7)%	(5.7)%	2,146	(4.9)%	(4.9)%
Equipment sales	296	5.5%	7.1%	621	4.8%	6.3%
Other revenues	185	16.8%	14.5%	351	15.9%	13.0%
EBITDAaL				2,872	0.3%	0.5%
EBITDAaL / Revenues				32.9%	(0.1 pt)	(0.0 pt)
Operating Income				1,406	18.3%	18.6%
eCAPEX				1,445	1.1%	1.1%
eCAPEX / Revenues				16.5%	0.1 pt	0.1 pt

Growth in retail services and improvement in EBITDAaL

With quarterly revenues of 4,396 million euros, France recorded growth of 0.3% year on year (+14 million euros). Growth in retail services (+1.3% or +37 million euros), equipment sales (+5.5% or +16 million euros) and other revenues (+16.8% or +27 million euros) offset the expected decline in wholesale services (-5.7% or -66 million euros), which was mitigated by the higher unbundling and civil engineering rates in the first quarter.

The growth in retail services excluding fixed-only narrowband services (PSTN) of 2.5% (+66 million euros) is fully in line with the Lead the Future growth target of between 2% and 4%. It reflects the successful execution of France’s volume and value strategy, as illustrated by the improvement in commercial performance this quarter and the strong year-on-year growth in convergent ARPO, which reached 76.5 euros.

As French market leader, the Group’s pricing strategy is disciplined and based on a volume/value balance that is supported by a wide range of segmented offers conducive to cross-selling, the solidity of its NPS and customer base, the quality of the network and the significant potential for migration to 5G and Fiber. New targeted offers have been launched (including Smart TV, Orange Cybersecure…).

Mobile net additions for the second quarter were +104,000 [5], benefiting in particular from the good momentum of the Sosh brand. The churn rate remained moderate at 11.4%. Fixed broadband net additions in the second quarter stabilized at -4,000, with Fiber retaining its excellent momentum (+261,000). At 30 June 2024, 38.9 million households were connectable to Orange Fiber.

With slight growth of 0.3% in the first half, France confirms its target for stable EBITDAaL in 2024.

The disciplined investment policy translated to an eCapex to EBITDAaL ratio of 16.5% in the first half.

Europe

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	1,741	(2.2)%	5.3%	3,468	(2.1)%	7.4%
Retail services (B2C+B2B)	1,271	(0.0)%	12.7%	2,503	0.0%	13.7%
Convergence	353	7.1%	33.1%	699	7.0%	34.5%
Mobile-only	546	(0.2)%	1.8%	1,082	(0.3)%	2.1%
Fixed-only	248	(4.1)%	28.1%	496	(4.1)%	29.2%
IT & Integration services	124	(8.9)%	(6.5)%	226	(8.7)%	(5.2)%
Wholesale	210	(10.8)%	(7.0)%	408	(10.1)%	(6.0)%
Equipment sales	224	(4.6)%	(1.0)%	482	(3.1)%	1.3%
Other revenues	36	(5.2)%	(50.7)%	75	(13.8)%	(36.6)%
EBITDAaL				956	4.0%	12.7%
EBITDAaL / Revenues				27.6%	1.6 pt	1.3 pt
Operating Income				107	14.7%	(63.0)%
eCAPEX				672	4.5%	(10.8)%
o/w excluding Spain				506	6.8%	24.4%
eCAPEX / Revenues excluding Spain				14.6%	1.2 pt	2.0 pt
o/w Spain				166	(2.1)%	(52.2)%

Solid growth in EBITDAaL

Revenues for Europe decreased -2.2% (-38 million euros) in the second quarter due to a reduction in low-margin activities, partially offset by growth in convergent services (+7.1% or +23 million euros). Low-margin activities declined: these included wholesale services (-10.8% or -25 million euros) due to the regulatory decrease in call termination rates, which had no effect on EBITDAaL, the resale of energy in Poland (due to lower prices compared with 2023), revenues from IT & Integration services
(-8.9% or -12 million euros) and equipment sales (-4.6% or -11 million euros).

The good performance of Convergence benefited from price increases and growth in the Fixed broadband customer base, with nearly 3.6 million FTTH and cable customers, up +10.5% year on year. Declines of 0.6 points in Mobile churn and 2.4 points in Fixed broadband churn, as well as net additions of +117,000 in Mobile, +72,000 in Fiber and +21,000 in Convergence, reflect good commercial momentum.

EBITDAaL grew 4.0% (+37 million euros) due to operational efficiency and the initial effects of the consolidation in Belgium, which delivered 13.9% growth in EBITDAaL as a result of synergies and price increases. EBITDAaL rose 3.8% in Poland and decreased slightly in central Europe (-2.5%).

With an upwardly revised target for 2024, the Group is confident about Europe’s ability to achieve low to moderate growth in EBITDAaL in 2024.

eCAPEX (excluding Spain) increased 6.8% in the first half (+32 million euros) in line with the investment plan.

Africa & Middle East

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	1,893	10.3%	6.8%	3,742	10.7%	7.8%
Retail services (B2C+B2B)	1,710	11.3%	8.6%	3,373	11.7%	9.4%
Mobile-only	1,458	10.3%	7.6%	2,872	10.7%	8.3%
Fixed-only	232	13.9%	11.6%	464	15.1%	13.0%
IT & Integration services	20	77.3%	76.9%	37	78.9%	77.9%
Wholesale	150	(0.2)%	(9.8)%	302	0.5%	(6.7)%
Equipment sales	23	18.0%	11.5%	46	11.8%	7.1%
Other revenues	11	(2.0)%	(13.6)%	20	3.3%	(6.7)%
EBITDAaL				1,425	14.7%	13.1%
EBITDAaL / Revenues				38.1%	1.3 pt	1.8 pt
Operating Income				943	27.9%	27.2%
eCAPEX				692	11.1%	6.8%
eCAPEX / Revenues				18.5%	0.1 pt	(0.2 pt)

Outstanding growth in EBITDAaL

Africa & Middle East recorded strong growth in revenues in the second quarter (+177 million euros), with double-digit growth (+10.3%) for the fifth consecutive quarter and +6.8% on a historical basis.

This performance was underpinned by a solid performance in voice, with positive volume and value effects, and the continued rapid growth of retail services (+11.3%) thanks to double-digit increases in the four growth engines, namely Mobile data (+17.9%), Fixed broadband (+19.2%), Orange Money (+18.9%) and B2B across all activities (+14.5%). Orange Money recorded revenue growth of more than 20% in nine countries.

The mobile customer base reached 156.0 million, a year-on-year increase of 6.8%, with accelerated growth in the 4G customer base (+25.1%) and a 4.4% increase in average Mobile ARPO in the first half. The fixed broadband customer base was 3.6 million customers, up 16.3%. Lastly, Orange Money had 35.6 million active customers, up 14.0%. The "Max it" app has 10.5 million active users.

EBITDAaL increased 14.7% (+183 million euros) in the first half of the year. The EBITDAaL growth rate thus increased for the third consecutive half and the EBITDAaL margin rose 1.3 points, largely owing to the digitalization of distribution.

eCAPEX rose 11.1% in the first half, supporting the strong growth.

Despite the devaluation of the Egyptian pound, Africa & Middle East posted solid first-half growth on a historical basis of +7.8% in revenues, +13.1% in EBITDAaL and +19.8% in "EBITDAaL - eCAPEX" cash flow.

With an upwardly revised target for 2024, the Group is confident that the segment can achieve continuous double-digit growth in EBITDAaL.

Orange Business

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	1,980	(1.4)%	(0.7)%	3,919	(0.9)%	(0.6)%
Fixed-only	751	(7.9)%	(7.7)%	1,502	(8.3)%	(8.4)%
Voice	196	(15.1)%	(15.0)%	396	(14.5)%	(14.6)%
Data	555	(5.1)%	(4.8)%	1,107	(5.9)%	(6.0)%
IT & Integration services	977	4.6%	5.9%	1,914	6.0%	6.7%
Mobile	252	(2.4)%	(2.4)%	503	(1.2)%	(1.2)%
Mobile-only	176	(2.4)%	(2.4)%	352	1.0%	1.0%
Wholesale	10	(2.0)%	(2.0)%	20	(2.0)%	(2.0)%
Equipment sales	66	(2.3)%	(2.3)%	131	(6.8)%	(6.8)%
EBITDAaL				277	(11.3)%	(10.9)%
EBITDAaL / Revenues				7.1%	(0.8 pt)	(0.8 pt)
Operating Income				105	(9.9)%	(11.0)%
eCAPEX				138	(2.6)%	(1.6)%
eCAPEX / Revenues				3.5%	(0.1 pt)	(0.0 pt)

Continuous improvement in line with the recovery plan

Revenues for the Orange Business segment were 1,980 million euros in the second quarter of 2024, down slightly (-1.4% or -27 million euros).

Growth in IT & Integration services (+4.6% or +43 million euros) was driven by double-digit growth at Orange Cyberdefense (+10.6%) and the performance of Digital services (+7.2%). It did not fully offset the structural decline in legacy fixed voice and data activities (-7.9% or -65 million euros).

The Orange Business transformation plan is continuing to deliver results: the first departures under the voluntary departure plan have begun and the plan to transition employees from legacy activities to IT activities is continuing at pace. The number of certifications reached 14,154, compared with the target of 20,000 in 2025.

The commercial success of the cybersecurity offering launched in France on the B2C market demonstrates the ability to leverage the expertise of Orange Cyberdefense. This offering will also be rolled out in other European countries.

The deterioration in EBITDAaL in the first half (-11.3%, compared with -16.7% in the first half of 2023) is in line with the ambition to slow the decline in 2024 relative to 2023. EBITDAaL for the first half, in line with the expected trajectory, confirms the ambition of Orange Business to halve the decline in 2024 compared with 2023, before returning to growth in 2025 as a result of the plan launched last year.

TOTEM

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	175	3.8%	3.8%	349	1.9%	1.9%
Wholesale	175	3.8%	3.8%	349	1.9%	1.9%
Other revenues	-	-	-	-	-	-
EBITDAaL				185	2.0%	1.2%
EBITDAaL / Revenues				53.0%	0.0 pt	(0.4 pt)
Operating Income				129	2.5%	1.3%
eCAPEX				64	(0.0)%	(1.9)%
eCAPEX / Revenues				18.3%	(0.4 pt)	(0.7 pt)

The revenues of the TowerCo TOTEM grew 1.9% in the first half due to the increase in tower location planning and construction work in France (mainly on behalf of new occupants) and hosting (+1.3%), partially offset by the decrease in revenues from energy reselling (largely due to the fall in average prices). Hosting revenues were 289 million euros in the first half and the contributory share grew 1.8% (+8.2% excluding MASORANGE). There were 27,169 sites at the end of June 2024, with a tenancy ratio of 1.41 co-tenants per site, an increase in line with the target to reach 1.5 co-tenants per site in 2026.

EBITDAaL continued its steady growth of +2.0% (+4.4% for hosting activities) in the first half, while eCAPEX remained stable.

International Carriers & Shared Services

In millions of euros	2Q 2024	change comparable basis	change historical basis	6M 2024	change comparable basis	change historical basis
Revenues	327	(15.9)%	(20.1)%	662	(9.2)%	(13.3)%
Wholesale	224	(22.7)%	(22.7)%	428	(17.2)%	(17.2)%
Other revenues	104	4.0%	(13.7)%	234	10.5%	(5.2)%
EBITDAaL				(142)	(90.0)%	(65.7)%
EBITDAaL / Revenues				(21.5)%	(11.2 pt)	(10.2 pt)
Operating Income				(519)	(65.9)%	(57.6)%
eCAPEX				75	(21.8)%	(23.0)%
eCAPEX / Revenues				11.3%	(1.8 pt)	(1.4 pt)

Revenues from wholesale services were down 22.7% (-66 million euros) in the second quarter, partly due to the impact of the sale of rights of use for a submarine cable in the first half of 2023. The decline in voice revenues (in volume and price) was partially offset by the increase in services related to the management of data and roaming activities.

The increase in other revenues in the second quarter of 4.0% (+4 million euros) reflects the good performance of Orange Marine’s submarine cable laying and maintenance activities, Sofrecom’s services and the increase in patent and intellectual property revenues for the Group’s innovation division.

EBITDAaL deteriorated by 67 million euros in the first half, due to the impact of the sale of rights of use for a submarine cable in the first half of 2023, phasing effects and one-off expenses.

Mobile Financial Services

In millions of euros	6M 2024	change comparable basis	change historical basis
Net Banking Income (NBI)	34	(19.1)%	(54.9)%
Cost of bank credit risk	(9)	(31.2)%	(73.1)%
Operating Income	(140)	(85.6)%	(92.2)%
eCAPEX	0	(99.4)%	(99.4)%

The plan to discontinue Orange Bank’s activities in Europe is ongoing:

-      in France, Orange Bank completed the referral of customer accounts to Hello Bank! and BNP Paribas;

-      in Spain, Orange Bank finalized in May the sale of its loan portfolio to Banco Cetelem.

At the end of June, Orange signed an exclusive partnership with BNP Paribas Personal Finance France to strengthen its mobile handset financing offer. Under its Cetelem brand, BNP Paribas Personal Finance will offer Orange customers in France a payment installment plan to make online and in-store purchases of mobile handsets more affordable.

Calendar of upcoming events

24 October 2024 - Publication of Third-Quarter 2024 Financial Results

Contacts

press: Frédéric Texier fred.texier@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Constance Gest
constance.gest@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 28 March 2024 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 29 March 2024 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	2Q 2024	2Q 2023 comparable basis	2Q 2023 historical basis	variation comparable basis	change historical basis
Revenues	9,989	9,903	9,835	0.9%	1.6%
France	4,396	4,383	4,384	0.3%	0.3%
Europe	1,741	1,779	1,653	(2.2)%	5.3%
Africa & Middle-East	1,893	1,716	1,773	10.3%	6.8%
Orange Business	1,980	2,007	1,994	(1.4)%	(0.7)%
Totem	175	168	168	3.8%	3.8%
International Carriers & Shared Services	327	389	410	(15.9)%	(20.1)%
Intra-Group eliminations	(524)	(540)	(546)
EBITDAaL (1)	3,106	3,027	3,007	2.6%	3.3%
o/w Telecom activities	3,133	3,058	3,034	2.5%	3.3%
As % of revenues	31.4%	30.9%	30.8%	0.5 pt	0.5 pt
o/w Mobile Financial Services	(28)	(31)	(27)	10.2%	(4.8)%
eCAPEX	1,537	1,504	1,661	2.2%	(7.5)%
o/w excluding Spain	1,537	1,504	1,484	2.2%	3.6%
o/w Telecom activities	1,537	1,492	1,472	3.0%	4.4%
As % of revenues	15.4%	15.1%	15.0%	0.3 pt	0.4 pt
o/w Mobile Financial Services	(1)	12	12	-	-
o/w Spain	-	-	177	-	-
EBITDAaL - eCAPEX excluding Spain	1,569	1,523	1,524	3.0%	3.0%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

30 June data

In millions of euros	6M 2024	6M 2023 comparable basis	6M 2023 historical basis	variation comparable basis	change historical basis
Revenues	19,839	19,552	19,352	1.5%	2.5%
France	8,736	8,687	8,691	0.6%	0.5%
Europe	3,468	3,541	3,230	(2.1)%	7.4%
Africa & Middle-East	3,742	3,380	3,472	10.7%	7.8%
Orange Business	3,919	3,953	3,944	(0.9)%	(0.6)%
Totem	349	342	342	1.9%	1.9%
International Carriers & Shared Services	662	728	763	(9.2)%	(13.3)%
Intra-Group eliminations	(1,036)	(1,079)	(1,090)
EBITDAaL (1)	5,511	5,378	5,313	2.5%	3.7%
o/w Telecom activities	5,573	5,443	5,375	2.4%	3.7%
As % of revenues	28.1%	27.8%	27.8%	0.3 pt	0.3 pt
France	2,872	2,862	2,859	0.3%	0.5%
Europe	956	919	848	4.0%	12.7%
Africa & Middle-East	1,425	1,243	1,260	14.7%	13.1%
Orange Business	277	312	311	(11.3)%	(10.9)%
Totem	185	181	183	2.0%	1.2%
International Carriers & Shared Services	(142)	(75)	(86)	(90.0)%	(65.7)%
o/w Mobile Financial Services	(62)	(65)	(62)	4.7%	(0.6)%
Operating Income	2,032	1,874	2,061	8.4%	(1.4)%
o/w Telecom activities	2,172	1,949	2,133	11.4%	1.8%
o/w Mobile Financial Services	(140)	(75)	(73)	(85.6)%	(92.2)%
Consolidated net income	1,092		1,088		0.4%
Consolidated net income of continuing operations	884		1,055		(16.3)%
Net income attributable to owners of the parent company	824		877		(6.0)%
eCAPEX	3,087	3,016	3,154	2.3%	(2.1)%
o/w excluding Spain	2,921	2,847	2,807	2.6%	4.0%
o/w Telecom activities	2,921	2,828	2,787	3.3%	4.8%
As % of revenues	14.7%	14.5%	14.4%	0.3 pt	0.3 pt
o/w Mobile Financial Services	0	19	20	(99.4)%	(99.4)%
o/w Spain	166	169	347	(2.1)%	(52.2)%
EBITDAaL - eCAPEX excluding Spain	2,590	2,531	2,506	2.4%	3.4%
(1) EBITDAaL presentation adjustments are described in Appendix 2.
In millions of euros	June 30 2024	December 31 2023
Organic cash-flow from telecom activities (excluding Spain)	1,551	1,320
Free cash flow all-in from telecom activities (excluding Spain)	1,255	1,036
Net financial debt (1) (3)	23,011	27,002
Ratio of net financial debt / EBITDAaL from telecom activities (2) (3)	1.90	2.05
(1) Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2) The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt to EBITDAaL from telecom activities over the previous 12 months.

(3) At December 31, 2023, net financial debt and ratio of net financial debt to EBITDAaL from telecom activities including Spain.

Appendix 2: adjusted data to income statement items

Quarterly data

	2Q 2024			2Q 2023 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	9,989	-	9,989	9,835	-	9,835
External purchases	(4,054)	(2)	(4,056)	(4,050)	(13)	(4,063)
Other operating income	211	26	237	196	-	196
Other operating expense	(130)	(4)	(133)	(91)	(50)	(141)
Labor expenses	(2,162)	(0)	(2,162)	(2,162)	(238)	(2,399)
Operating taxes and levies	(289)	(1)	(290)	(294)	(1)	(295)
Gains (losses) on disposal of fixed assets, investments and activities	na	12	12	na	14	14
Restructuring costs	na	(64)	(64)	na	(25)	(25)
Depreciation and amortization of financed assets	(40)	-	(40)	(31)	-	(31)
Depreciation and amortization of right-of-use assets	(352)	2	(350)	(330)	(3)	(333)
Impairment of right-of-use assets	(0)	(34)	(34)	0	(28)	(28)
Interests expenses on liabilities related to financed assets	(4)	4	na	(4)	4	na
Interests expenses on lease liabilities	(64)	64	na	(61)	61	na
EBITDAaL	3,106	3	na	3,007	(279)	na
Significant litigation	24	(24)	na	(39)	39	na
Specific labour expenses	0	(0)	na	(238)	238	na
Fixed assets, investments and business portfolio review	12	(12)	na	14	(14)	na
Restructuring program costs	(95)	95	na	(60)	60	na
Acquisition and integration costs	(6)	6	na	(22)	22	na
Interests expenses on liabilities related to financed assets	na	(4)	(4)	na	(4)	(4)
Interests expenses on lease liabilities	na	(64)	(64)	na	(61)	(61)

30 June data

	6M 2024			6M 2023 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	19,839	-	19,839	19,352	-	19,352
External purchases	(8,110)	(2)	(8,112)	(8,049)	(13)	(8,062)
Other operating income	440	26	466	381	-	381
Other operating expense	(247)	(8)	(255)	(164)	41	(123)
Labor expenses	(4,346)	(8)	(4,354)	(4,224)	(265)	(4,489)
Operating taxes and levies	(1,164)	(2)	(1,166)	(1,157)	(2)	(1,159)
Gains (losses) on disposal of fixed assets, investments and activities	na	(140)	(140)	na	50	50
Restructuring costs	na	(108)	(108)	na	(35)	(35)
Depreciation and amortization of financed assets	(77)	-	(77)	(59)	-	(59)
Depreciation and amortization of right-of-use assets	(690)	0	(689)	(660)	(3)	(663)
Impairment of right-of-use assets	(1)	(34)	(34)	0	(28)	(28)
Interests expenses on liabilities related to financed assets	(8)	8	na	(6)	6	na
Interests expenses on lease liabilities	(125)	125	na	(101)	101	na
EBITDAaL	5,511	(143)	na	5,313	(149)	na
Significant litigation	23	(23)	na	57	(57)	na
Specific labour expenses	(7)	7	na	(265)	265	na
Fixed assets, investments and business portfolio review	(140)	140	na	50	(50)	na
Restructuring program costs	(143)	143	na	(70)	70	na
Acquisition and integration costs	(10)	10	na	(28)	28	na
Interests expenses on liabilities related to financed assets	na	(8)	(8)	na	(6)	(6)
Interests expenses on lease liabilities	na	(125)	(125)	na	(101)	(101)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

Quarterly data

	2Q 2024			2Q 2023 historical basis
In millions of euros	Excluding Spain	Spain	Group total	Excluding Spain	Spain	Group total
Investments in property, plant and equipment and intangible assets	1,626	-	1,626	1,668	197	1,865
Financed assets	(35)	-	(35)	(74)	-	(74)
Proceeds from sales of property, plant and equipment and intangible assets	(54)	-	(54)	(62)	-	(62)
Telecommunication licenses	0	-	0	(48)	(20)	(68)
eCAPEX	1,537	-	1,537	1,484	177	1,661

30 June data

	6M 2024			6M 2023 historical basis
In millions of euros	Excluding Spain	Spain	Group total	Excluding Spain	Spain	Group total
Investments in property, plant and equipment and intangible assets	3,099	168	3,267	3,457	378	3,834
Financed assets	(56)	-	(56)	(145)	-	(145)
Proceeds from sales of property, plant and equipment and intangible assets	(121)	-	(121)	(153)	-	(153)
Telecommunication licenses	(2)	(2)	(4)	(352)	(31)	(383)
eCAPEX	2,921	166	3,087	2,807	347	3,154

Appendix 4: key performance indicators

In thousand, at the end of the period	June 30 2024	June 30 2023
Number of convergent customers	9,077	8,949
Number of mobile accesses (excluding MVNOs) (1)	245,899	229,246
o/w	Convergent customers mobile accesses	15,602	15,317
Mobile only accesses	230,297	213,929
o/w	Contract customers mobile accesses	91,065	82,099
Prepaid customers mobile accesses	154,834	147,147
Number of fixed accesses (2)	38,864	40,178
Fixed Retail accesses	26,700	27,063
Fixed Broadband accesses	21,426	21,012
o/w	Very high-speed broadband fixed accesses	13,669	11,995
Convergent customers fixed accesses	9,077	8,949
Fixed accesses only	12,349	12,063
Fixed Narrowband accesses	5,274	6,051
Fixed Wholesale accesses	12,164	13,114
Group total accesses (1+2)	284,763	269,424
Data excluding Spain. 2023 data is on a comparable basis and includes access to the telecom operator VOO acquired in June 2023 by Orange Belgium.

Key performance indicators (KPI) by country are presented in the "Orange investors data book Q2 2024" available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Free cash flow all-in (telecoms activities): Free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (ii) repayments of lease liabilities and on debts related to financed assets, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Earnings per share (EPS) - Group share Net income - Basic: Basic earnings per share are calculated by dividing (a) net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by (b) the weighted average number of ordinary shares outstanding during the period.

Return On Capital Employed (ROCE): ROCE (Return On Capital Employed) from telecoms activities corresponds to Net Operating Profit After Tax (NOPAT) for the year ended (N) divided by Net Operating Assets (NOA) for the previous year (N-1).

Net Operating Profit After Tax (NOPAT) for the year ended (N) corresponds to operating profit (i) after interest on lease liabilities and on debts related to financed assets, and (ii) after income tax adjusted for the tax impact of financial income excluding interest on lease liabilities and on debts related to financed assets (tax charge calculated on the basis of the statutory tax rate applicable in France, the tax jurisdiction of the parent company Orange SA).

Net Operating Assets (NOA) for the previous year (N-1) correspond to (i) equity and (ii) financial liabilities and derivative liabilities (non-current and current), excluding debts on financed assets, (iii) less financial assets and derivative assets (non-current and current), cash and cash equivalents, including investments in Mobile Financial Services.

ROCE from telecoms activities is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Orange Business segment). For the Orange Business segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Orange Business operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

 [1] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against the second quarter of 2023 on a comparable basis.

 [2] Public Switched Telephone Network

 [3] Orange Spain net income in the first quarter of +209 million euros was offset by the share of net income of MASORANGE in the second quarter of -206 million euros.

 [4] These targets are on a comparable basis and do not take into account mergers and acquisitions not yet finalized. They exclude Spain.

 [5] Excluding M2M and prepaid

ORANGE

Date: July 24, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication